Filed by J.P. Morgan Chase & Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation Subject Company’s Exchange Act File No.: 001-15323

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Final copy for February issue of Network, JPMorgan Chase’s employee magazine.

[Cover]

“We can compete against anybody.”

Bill Harrison and Jamie Dimon appeared on MSNBC’s “Squawk Box” to talk about the strengths of a new JPMorgan Chase. The interview was broadcast live from the 8th-floor trading room at 270 Park Avenue the morning after the merger was announced.

[Pages 2&3]

“One of the great franchises”

JPMorgan Chase’s merger with Bank One will create “one of the great franchises in our industry,” Bill Harrison told employees in an e-mail on January 14.

“The strategic rationale for the merger is compelling,” Harrison said, pointing out the strengths of the combined entity:

•	a client base of tremendous scope and diversity;

•	leadership positions in each of its core businesses;

•	huge scale advantages;

•	greater stability and consistency of earnings; and

•	greater capacity to invest for the future.

From individual consumers to the largest global institutions, the combined firm will be a leading provider of financial services with all the elements to deliver superior shareholder value.

Harrison said he and Bank One CEO Jamie Dimon are committed to continuing to build a culture based on individual leadership, where everyone can make an impact.

“Having a very strong culture that will evolve out of this combination,” he said, “is absolutely critical, because people want to work for a company that’s got the kind of culture they like. That’s what enables you to attract great people.”

Added Dimon, “Together, we have a strong management team that can compete with the best. Our combined company will have the size, scale, product mix, customer base, distribution channels and earnings stability to achieve outstanding results and enhanced shareholder value for many years to come.

“We’re going to have some fabulous opportunities here,” Dimon said. “This should be a really special company, and I look forward to working with you all.”

“Jamie and I are very complementary, so I think our partnership will be very good from all perspectives.”

– Bill Harrison

	Bill Harrison	Jamie Dimon

Position (in the new JPMorgan Chase & Co.)	Chairman and CEO	President and chief operating officer

Career milestones	1967 Begins his career in Chemical’s credit training program	1982 Begins his career at American Express, where he was a vice president and assistant to president Sandy Weill from 1982 to 1985

	1976 Named district head of the Corporate Division’s Western Region in San Francisco	1986 Named senior vice president and CFO of Commercial Credit Co.

	1982 Named division head of Europe, based in London	1989 Named EVP and CFO of Primerica, as well as SEVP and CAO of subsidiary Smith Barney

	1983 Named head of the U.S. Corporate Division in New York	1990 Named president of Primerica

	1986 Adds responsibility for the North America Division	1991 Named to additional post of COO of Primerica

	1987 Adds responsibility for the Banking & Corporate Finance Group	1993 Named president and COO of Travelers Group and COO of subsidiary Smith Barney Shearson

	1990 Named vice chairman of the board	1996 Named chairman and CEO of Smith Barney Shearson

	1999 Named president and CEO of the Chase Manhattan Corporation	1997 Named chairman and co-CEO of Salomon Smith Barney

	2000 Becomes chairman and CEO of Chase; named president and CEO of JPMorgan Chase	1998 Named to additional post of president of Citigroup

	2002 Becomes chairman and CEO of JPMorgan Chase	2000 Named chairman and CEO of Bank One

Personal	Born in 1943 in Rocky Mount, North Carolina	Born in 1956 in New York City

	Graduate of University of North Carolina	Graduate of Tufts University, with an MBA from Harvard

	Harrison comes from a family of bankers. During summers, he worked at his grandfather’s bank; his father was a full-time employee who also served as mayor of Rocky Mount. And two of Harrison’s three siblings have worked at banks	Dimon’s father was a stockbroker, as was his grandfather. “I read Graham & Dodd [the bible for value investors] when I was in high school,” he says, “but I was never a trader. I’m very conservative. I invest for the long run. If I were going to buy stock in a company right now, I would intend to hold it for five to 10 years.”

“I, on a personal level, wouldn’t have done this deal if I didn’t have a tremendous amount of trust, respect and faith in Bill Harrison.”

— Jamie Dimon

Balanced business mix + market leadership + scale and financial strength =
consistent earnings growth and significant value creation

Two great banking companies:

JPMorgan Chase (as of 09/30/03)		Bank One (as of 09/30/03)

•	92,900 employees	•	71,200 employees
•	3rd-largest bank holding company in U.S.	•	6th-largest bank holding company in U.S.
•	$793 billion assets	•	$290 billion assets
•	Operations in virtually every state and more than 50 countries	•	1,800 branches in 14 states

When combined, they will occupy top positions across the full spectrum of wholesale and retail financial services.

		Treasury & Securities	Investment Management
Retail Banking	Investment Bank	Services	& Private Banking	Private Equity

Branch Banking #4 Branch network #2 Core deposits Retail Lending #2 Credit Card #2 Middle Market #1 Auto (Non-captive) #4 Mortgage #2 Home Equity	#1 Global Syndicated Loans #1 Derivatives House #2 U.S. Investment - Grade Corporate Debt #4 Global Equity and Equity-Related #5 Global Announced M&A	#1 U.S. Dollar Clearing #1 U.S. Corporate Trustee #1 Securities Lending #1 CHIPS, Fedwire, ACH Origination	#1 U.S. /#3 Global Private Bank #2 U.S. Active Asset Manager #2 Global Money Market Asset Manager #4 U.S. Mutual Fund Company	One of the largest private equity players

The second-largest banking company in the U.S. (in $million as of 09/30/03)

Loans
$377,911

Assets
$1,082,706

Managed assets
$1,153,784

Deposits
$477,037

Total liabilities
$1,015,338

Total equity
$67,368

A broad and balanced business mix (annualized as of 09/30/03)

Consumer Banking and Lending Mortgage, Auto, Small Business and Middle Market	33%
Credit Cards	16%
Investment Bank	39%
Treasury & Securities Services	7%
Investment Management/Private Banking	5%

Extensive branch network

Northeast		Midwest		Southwest

New York Connecticut New Jersey	#1 #8 #12	Illinois Indiana Michigan Ohio W. Virginia Wisconsin Kentucky	#1 #1 #3 #4 #4 #4 #4	Texas Arizona Louisiana Utah Colorado Oklahoma	#1 #1 #2 #3 #5 #6

[Page 4]

The new JPMorgan Chase Executive Committee

Austin Adams
Technology

Linda Bammann
Risk deputy

Steve Black
Equities

James Boshart
Middle Market

William Campbell
Card chairman

David Donovan
Retail Branches

Dina Dublon
Finance

Ina Drew
Treasury

John Farrell
Human Resources

Walter Gubert
EMEA Region

Joan Guggenheimer
Legal

Jimmy Lee
Investment Banking

Jay Mandelbaum
Strategy

Bill McDavid
Legal

Heidi Miller
Treasury & Securities Services

Steve Rotella
Mortgage

John Schmidlin
Technology

Charles Scharf
Retail Banking and Lending

Rich Srednicki
Card CEO

Jes Staley
Investment Management & Private Bank and Private Client

Jeff Walker
Private Equity

Don Wilson
Risk

Bill Winters
Credit & Rates

Executive Committee members from Bank One

Austin Adams is currently the chief information officer for Bank One, joining the company in March 2001. Most recently, he was executive vice president of the automation and operations group at First Union Corporation, where his responsibilities included information technology, operations, general services and banking support services. Adams became the head of technology and operations at First Union in 1985 following the merger with Northwestern Financial Corporation, which he joined in 1973. Prior to that, he taught finance and accounting at Tusculum College in Tennessee. He earned both his bachelor’s degree in business administration and his M.B.A. degree from Appalachian State University.

Bill Campbell is currently head of Bank One Card Services, the largest VISA issuer. Since 2000, he has led the company’s corporate branding, marketing and Internet initiatives. Previously, Campbell managed Citigroup’s Global Consumer Business, the world’s largest credit card portfolio. Prior to joining Citicorp in 1995, he spent 28 years at Philip Morris, including five years as CEO of Philip Morris USA. He became chief executive of Global Citibanking at Citicorp in 1996 and CEO of its Global Consumer Businesses a year later. Campbell earned a bachelor’s degree in economics from the University of Alberta and an MBA from the University of Western Ontario.

Joan Guggenheimer is currently executive vice president and chief legal officer at Bank One, joining the company in April 2003. She is head of Bank One’s Law, Compliance, and Government Relations groups and a member of the Planning Group. Previously, Guggenheimer was general counsel of the Global Corporate and Investment Bank for Citigroup, with additional responsibility for government, regulatory and community affairs. She also has served as head of Diversity for Smith Barney, co-head of Anti-Money Laundering for Citigroup and as co-general counsel of Citigroup. She earned a bachelor’s degree from Binghamton University and a law degree from Columbia University, where she was editor of the Law Review. After clerking in the U.S. Court of Appeals for the Second Circuit, she became a litigator at Davis Polk and Wardwell in 1980.

Heidi Miller is currently chief financial officer of Bank One, joining the company in March 2002 as head of Strategy and Development. Previously, she was vice chairman of Marsh, Inc., an insurance and professional services firm. Miller began her banking career at Chemical Bank in 1979, rising to managing director of the Emerging Markets Structured Finance Group. She joined Travelers Group in 1992 and was named chief financial officer three years later. When Citibank and Travelers merged in 1998, she became CFO of Citigroup. She then served as senior executive vice president and chief financial officer of Priceline.com. Miller earned her bachelor’s degree from Princeton University and her PhD from Yale University.

Linda Bammann is currently Bank One’s chief risk management officer, a position she was named to in May 2001. She joined the company in October 2000 as senior managing director in Capital Markets. In that role, she managed Bank One’s loan portfolio, managed assets and corporate syndicated loans; origination, sales and trading; and credit derivatives. Before then, she was head of global loan portfolio management at UBS Warburg. Bammann began her financial services career with Chase Manhattan and subsequently worked for Citibank and SBC/O’Connor. Bammann holds a bachelor’s degree in human biology from Stanford University and a master’s degree in public policy from the University of Michigan.

James S. Boshart is currently head of Commercial Banking for Bank One, overseeing Corporate Banking, Middle Market Banking, Capital Markets and Treasury Management. Before joining the company in September 2000, he was co-CEO of Schroder Salomon Smith Barney in Europe. Prior to serving in that role, he was vice chairman and co-head of investment banking for Salomon Smith Barney. Also, he has held key finance positions with Smith Barney, the Stamford Company and Lehman Brothers, where he began his career in 1970. Boshart graduated from Wake Forest University and served for three years in the U.S. Army.

David E. Donovan is currently head of Private Client Services for Bank One, a position he has held since February 2003. Donovan joined the bank in 1989 and has wide-ranging experience in the capital markets area, including serving as managing director and vice chairman of Banc One Capital Markets. He also has experience in financial reporting for the commercial bank, strategic planning, product development and marketing. Prior to assuming his current responsibilities, Donovan was head of Human Resources for Bank One. Before joining the company, he served in senior management positions at Chase Manhattan and Commercial Union Capital Corp. He holds a degree in international economics from Georgetown University School of Foreign Service.

Jay Mandelbaum is currently head of strategy and business development at Bank One, which he joined in September 2002. Previously, he was vice chairman and chief executive officer of the Private Client Group of Salomon Smith Barney. Mandelbaum joined Primerica, which eventually became Citigroup, in 1992 to head corporate development. He went on to serve as chief administrative officer of Smith Barney Shearson and head of Sales and Marketing for Salomon Smith Barney. Before joining Primerica, he spent six years with McKinsey & Company. Mandelbaum earned his bachelor’s degree from Princeton University and his M.B.A. from Harvard Business School.

Charles W. Scharf is currently head of Retail Banking at Bank One, a post he assumed in May 2002. Prior to joining Bank One as chief financial officer in June 2000, Scharf was CFO of Citigroup’s Global Corporate & Investment Bank. Prior to the merger of Citibank and Travelers in 1998, he was CFO of Salomon Smith Barney. He began his career at Commercial Credit Corporation/Primerica in 1987. Scharf holds a bachelor of arts degree from Johns Hopkins University and an M.B.A. degree from New York University.

[Page 5]

Facts about Bank One

Headquartered in Chicago, Bank One Corporation is the sixth-largest bank holding company in the U.S., with assets of $290 billion. Bank One Corporation’s common and preferred stock is traded on the NYSE under the symbol ONE.

Bank One Is:

•	a leader in retail and small-business banking, serving nearly seven million retail households and 500,000 small businesses;

•	a premier provider of lending, treasury management and capital markets products to corporations and middle-market businesses;

•	the third-largest credit card issuer in the U.S., with $74 billion in managed receivables;

•	a leading investment management company, with $175.5 billion in assets under management.

Bank One conducts business in the United States and internationally with the various lines of business. Products and service that are available include:

•	credit cards, including 51 million cardmembers across the U.S.;

•	retail banking, including branches, mortgages and home-equity loans and auto loans;

•	investment management, including One Group Mutual Funds;

•	commercial banking, including middle-market banking and corporate banking;

•	private client services.

Bank One has 1,800 branches in 14 states: Arizona, Colorado, Florida, Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. Other U.S. customer and operations facilities are located in California, Delaware, Georgia, Kansas, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Oregon, Pennsylvania, South Carolina and the District of Columbia.

International locations include Beijing, Hong Kong, London, Melbourne, Mexico City, Seoul, Sydney, Taipei, Tokyo and Toronto. Through the company’s network of offices and partners, commercial customers have access to more than 20,000 locations in 27 countries. Bank One also has correspondent relationships in more than 40 countries.

[Page 6]

The media weigh in

The merger announcement brought out a tide of reaction from the world press, almost uniformly positive:

$58 billion deal to unite 2 giants of U.S. banking
- A NEW RIVAL TO CITIGROUP -
J.P. Morgan, a Wall Street Power, Adds Bank One’s Consumer expertise
     - New York Times, January 15

Balance Sheet Opposites Attract
JPM Gets Retail; Bank One Gets a 2d Chance
     - American Banker, January 15

Wall St embraces JPMorgan-Bank One deal
     - Financial Times, January 16

After the Deal: A Crucial Merger of Styles
     - New York Times, January 16

If You Can Make It There...
....Can you outdo Citigroup everywhere?
     - Barron’s, January 19

A Made-to-Order Megamerger
     - Business Week, January 26

Merger information has been flowing fast and furiously since the announcement on January 14, via voice mail, town halls, Merger Updates and on CEO Source, the firm’s central source for firmwide merger information (many LOBs are posting business-specific information on their respective sites, as well).

To reach Merger Communications on CEO Source: From eSource, click on the CEO Source box on the right-hand side of the page or on the Merger Communications banner. Or you may type the following url into your browser: http://ceosource.jpmorganchase.com/ExecOffice/cda/dExecOffDisplay/1,1662,833-2376,00.html

To make merger information even easier to find, CEO Source will shortly be introducing new page designs for Merger Communications. Look for the new navigation in early February.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013). The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.